Exhibit 99.1

ADHEREX ANNOUNCES US$6.5 MILLION PRIVATE PLACEMENT

Research Triangle Park, NC, May 4, 2006 — Adherex Technologies Inc. (AMEX: ADH; TSX: AHX), a biopharmaceutical company with a portfolio of oncology products under development, today announced that it has received firm commitments for a private placement offering of units for approximately US$6.5 million in gross proceeds, each unit consisting of one common share and 0.30 of a common share purchase warrant. The offering is expected to close on or about May 8, 2006 subject to regulatory approvals and other customary conditions of closing . The offering primarily includes new institutional investors in the United States.

Pursuant to the terms of the offering, Adherex will issue approximately 7.7 million units at a price of US$0.84 per unit. Each whole warrant will be exercisable for a period of four years from the closing date at an exercise price of US$0.97 per share.

The issuance of the securities being offered has not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and thus may not be offered or sold within the United States unless registered under the U.S. Securities Act of 1933 and applicable state securities laws, or an exemption from such registration is available.

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets Ncadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. For more information, please visit our website at www.adherex.com.

This press release contains forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the pending private placement and the expected timing of such private placement. We can provide no assurance that such private placement will proceed as currently anticipated or at all. We are subject to various risks, including our need for additional capital to fund our operations, other risks inherent in the biopharmaceutical industry, the uncertainties of clinical trials, drug development and regulatory review, the early stage of our product candidates, our reliance on collaborative partners, and our history of losses. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

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For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com